FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 23, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group PLC - Results of EU stress test exercise
23 July 2010

The Royal Bank of Scotland Group plc ("RBS") welcomes the publication of the results of the EU-wide stress testing exercise and confirms it remains well capitalised with a strong Tier One capital ratio under both the benchmark and adverse scenarios. It is important to note that the tests are theoretical in nature and none of the data published represent a forecast or prediction by RBS of what would actually happen in any of the modelled scenarios. Furthermore, the results are FSA calculations impacting revenues, impairments and balance sheet items and assume an unchanged balance sheet from end 2009.

RBS has continued to make good progress in its restructuring plans including the de-risking of its balance sheet, and reaffirms its commitment to strong capital ratios. It regularly runs its own stress tests to ensure capital adequacy. RBS will report its interim results for 2010 on Friday, 6 August.

Bruce Van Saun, Group Finance Director for RBS said: "We support the need for banks to maintain strong capital ratios and we believe that stress tests like these, whilst theoretical, can provide insights into absolute and relative strength. We are pleased that the results demonstrate the strong capital position of RBS as we endeavour to execute our recovery plans over the coming years."

The results for RBS are summarised in the table below with further detail in
Appendix One.

	2009	Benchmark 2011	Adverse 2011
All figures GBPm			Before additional Sovereign Risk Scenario	After Additional Sovereign Risk Scenario

Total tier 1 capital	62,898	63,460	54,644
Total regulatory capital	71,320	71,789	62,849

Total Risk Weighted Assets	438,200	450,029	468,525

Pre-impairment income (including operating expenses)(1),(2)	7,667		24,219

Impairments on financial assets(2)			(27,355)
Trading losses(2)			(3,543)
Additional impairment losses (sovereign scenario banking book)(2)				(1,064)
Additional valuation losses (sovereign scenario trading book)(2)				(1,809)

Tier 1 ratio(3)	14.4%	14.1%	11.7%	11.2%

(1) The 2009 pre-impairment income number includes credit and other market losses of £6,152m reported in Income From Trading Activities.  However, the 2011 benchmark and adverse stress scenarios exclude
trading losses from pre-impairment income.
(2) The numbers for pre-impairment income, impairments and trading losses shown in the adverse scenarios are cumulative for 2010 and 2011 combined and are FSA scenarios not RBS forecasts.
(3) Note that under the assumptions used for both the benchmark and adverse scenarios shown above, RBS has not needed to draw on its £8bn contingent capital facility (equivalent to c. 1.8% of Tier 1 capital ratio in addition to the ratios shown above as at the end of 2009) nor receive any net payments under the Asset Protection Scheme through the end of 2011, representing additional capital strength.

Appendix Two
shows our gross and net consolidated exposures to central and local governments in the thirty European Economic Area countries as at 31 March 2010. RBS continued to reduce exposures to countries with credit ratings of A+ or below during the second quarter of 2010.

Further details of the stress tests and the assumptions behind them along with further explanatory notes can be found on the websites of the Committee of European Banking Supervisors ("CEBS") at
www.c-ebs.org/
and the UK Financial Services Authority ("FSA") at
www.fsa.gov.uk
. As both the FSA and CEBS emphasise in their communications, these simulations are not profit forecasts and should in no way be construed as such.

For Further Information Contact:

Richard O'Connor
Investor Relations
+44 (0) 20 7672 1758

Group Media Centre
Tel: +44 (0) 131 523 4205

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS's regulatory capital position, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios.  In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and strategies, and are based upon the Group's current expectations. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or the Group's actual results are discussed in RBS's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Appendix One - Results of CEBS stress tests for RBS

Actual results

At 31 December 2009	GBPm

Total Tier 1 capital	62,898
Total regulatory capital	71,320
Total risk weighted assets	438,200

Pre-impairment income (including operating expenses)	7,667
Impairment losses on financial assets in the banking book	(13,899)

1 yr Loss rate on Corporate exposures (%)(1)	2.2%
1 yr Loss rate on Retail exposures (%)(1)	1.6%

Tier 1 ratio (%)	14.4%

Outcomes of stress test scenarios

The stress test was carried out under a number of key common simplifying assumptions (e.g. constant balance sheet, uniform treatment of securitisation exposures). Therefore, the information relative to the benchmark scenarios is provided only for comparison purposes. Neither the benchmark scenario nor the adverse scenario should in any way be construed as a forecast.

Benchmark scenario at 31 December 2011(2)	GBPm

Total Tier 1 capital after the benchmark scenario	63,460
Total regulatory capital after the benchmark scenario	71,789
Total risk weighted assets after the benchmark scenario	450,029

Tier 1 ratio (%) after the benchmark scenario	14.1%

Adverse scenario at 31 December 2011(2)	GBPm

Total Tier 1 capital after the adverse scenario	54,644
Total regulatory capital after the adverse scenario	62,849
Total risk weighted assets after the adverse scenario	468,525

2 yr cumulative pre-impairment income after the adverse scenario (including operating expenses)(2)	24,219
2 yr cumulative impairment losses on financial assets in the banking book after the adverse scenario(2)	(27,355)
2 yr cumulative losses on the trading book after the adverse scenario(2)	(3,543)

2 yr Loss rate on Corporate exposures (%) after the adverse scenario(1),(2)	3.0%
2 yr Loss rate on Retail exposures (%) after the adverse scenario(1),(2)	4.6%

Tier 1 ratio (%) after the adverse scenario	11.7%

Additional sovereign shock on the adverse scenario at 31 December 2011	GBPm

Additional impairment losses on the banking book after the sovereign shock(2)	(1,064)
Additional losses on sovereign exposures in the trading book after the sovereign shock(2)	(1,809)

2 yr Loss rate on Corporate exposures (%) after the adverse scenario and sovereign shock(1),(2),(3)	3.2%
2 yr Loss rate on Retail exposures (%) after the adverse scenario and sovereign shock(1),(2),(3)	4.8%

Tier 1 ratio (%) after the adverse scenario and sovereign shock	11.2%

Additional capital needed to reach a 6 % Tier 1 ratio under the adverse scenario + additional sovereign shock, at the end of 2011	-

(1) Impairment losses as a % of corporate/retail exposures in Available for sale ('AFS') and loans and receivables portfolios.
(2) Cumulative for 2010 and 2011.
(3) On the basis of losses estimated under both the adverse scenario and the additional sovereign shock.

Appendix Two - Exposures to central and local governments

All figures in GBPm	Gross exposures (net of impairments)	Of which Banking book	Of which Trading Book	Net exposures (net of impairments)

Austria	229	222	7	229
Belgium	1,977	1,169	808	1,977
Bulgaria	-	-	-	-
Cyprus	-	-	-	-
Czech Republic	169	169	-	169
Denmark	619	608	11	619
Estonia	-	-	-	-
Finland	199	47	152	199
France	16,956	9,031	7,925	16,956
Germany	20,785	16,738	4,047	20,785
Greece	2,010	1,284	726	2,010
Hungary	70	70	-	70
Iceland	-	-	-	-
Ireland	4,280	3,322	958	4,280
Italy	3,919	924	2,995	3,919
Latvia	-	-	-	-
Liechtenstein	-	-	-	-
Lithuania	-	-	-	-
Luxembourg	32	32	-	32
Malta	-	-	-	-
Netherlands	16,263	15,343	920	16,263
Norway	212	233	(21)	212
Poland	149	149	-	149
Portugal	660	558	102	660
Romania	422	422	-	422
Slovakia	17	17	-	17
Slovenia	-	-	-	-
Spain	821	179	642	821
Sweden	696	343	353	696
United Kingdom	19,964	16,062	3,902	19,964

(1) The exposures provided are for the RBS Group plc on a consolidated pro forma basis at 31 March 2010.
(2) Exposures are reported on an immediate borrower basis (e.g. an exposure of 100 to Country A, collateralised with bonds issued by Country B, is reported on Country A and not on Country B).
(3) The exposures to central and local governments include loans and receivables and securities.
(4) "Gross Exposures" are reported on the basis of their accounting value, net of impairment but gross of any Collateral and Hedging. This means:

- Trading, Fair value Option and AFS assets (whether securities or loans) are reported at their fair value
- Loans and receivables are reported at their amortised cost (net of impairment provisions)
- Derivatives (including credit default swaps ('CDS')) are reported at their fair value (if positive)

(5) "Net Exposures" are the "Gross Exposures" net of Collateral (fair-value) and Hedging (collateral and hedging between central and local administrations of the same country has not been applied).

Please note that the trading book exposures above are shown net of short positions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  23 July 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary